Exhibit 99.1

EXPLANATORY NOTE

Selected Historical Unaudited Quarterly Results of Operations

The following tables set forth select historical unaudited quarterly consolidated statements of operations data of Taboola.com Ltd. for each of the quarters indicated. The information for each quarter does not present and is not required to present all of the information that would be required to be included in a Form 10-Q filed with the SEC, does not include notes, and should not be viewed as a substitute for complete interim financial statements prepared in accordance with the SEC requirements for quarterly financial reports. The information for each quarter has been prepared by, and is the responsibility of, management and is based on a number of assumptions. Neither the Company’s independent auditors, nor any other independent accountant, have audited, reviewed, compiled, examined, or performed any procedures with respect to the information included in the following tables, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, such information. In addition, the information set forth in the following tables is not necessarily indicative of the results the Company may achieve in any future periods. The information contained in the following tables is only a summary and should be read together with the audited or unaudited financial information and related notes included elsewhere in the Company's Securities and Exchange Commission ("SEC") filings as well as the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement on Form F-1, as amended, including the Prospectus that forms a part thereof.

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(U.S. dollars in thousands)	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Key Measures
Revenues	$204,744	$210,579	$222,718	$271,205	$250,247	$258,194	$274,467	$310,922	$279,346	$267,668	$290,585	$351,294
Gross Profit	$50,757	$51,889	$55,869	$75,715	$51,586	$56,197	$54,846	$69,340	$52,776	$84,104	$89,596	$93,021
Net Income (Loss)	$(886)	$(8,563)	$608	$19,502	$(6,759)	$(6,536)	$(14,114)	$(616)	$(23,853)	$12,905	$16,688	$2,753
Ratio of Net income (loss) to Gross profit	(1.7)%	(16.5)%	1.1%	25.8%	(13.1)%	(11.6)%	(25.7)%	(0.9)%	(45.2)%	15.3%	18.6%	3.0%
Cash Flow from Operations	$25,597	$3,755	$18,031	$29,594	$(7,670)	$12,553	$12,920	$253	$11,008	$36,834	$33,777	$57,468
Cash, cash equivalents and short-term deposits	$132,733	$121,395	$133,411	$145,259	$126,945	$121,425	$121,529	$115,883	$118,644	$152,740	$185,675	$242,811

Non-GAAP Financial Measures*
ex-TAC Gross Profit	$61,236	$64,036	$67,616	$88,638	$65,470	$72,448	$71,480	$86,431	$68,968	$98,885	$104,297	$110,202
Adjusted EBITDA	$11,856	$8,992	$14,544	$31,540	$5,881	$7,695	$4,936	$15,570	$(1,720)	$34,865	$40,055	$32,993
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	19.4%	14.0%	21.5%	35.6%	9.0%	10.6%	6.9%	18.0%	(2.5)%	35.3%	38.4%	29.9%
Free Cash Flow	$18,362	$(9,737)	$12,770	$23,425	$(17,800)	$(3,020)	$1,074	$(6,526)	$4,031	$33,177	$30,731	$53,374

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(U.S. dollars in thousands)	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Revenues	$204,744	$210,579	$222,718	$271,205	$250,247	$258,194	$274,467	$310,922	$279,346	$267,668	$290,585	$351,294
Cost of revenues:
Traffic acquisition cost	143,508	146,543	155,102	182,567	184,777	185,746	202,987	224,491	210,378	168,783	186,288	241,092
Other cost of revenues	10,479	12,147	11,747	12,923	13,884	16,251	16,634	17,091	16,192	14,781	14,701	17,181
Total cost of revenues	153,987	158,690	166,849	195,490	198,661	201,997	219,621	241,582	226,570	183,564	200,989	258,273
Gross profit	50,757	51,889	55,869	75,715	51,586	56,197	54,846	69,340	52,776	84,104	89,596	93,021
Operating expenses:
Research and development expenses	17,281	19,113	17,494	19,136	19,055	21,819	21,942	21,894	21,999	21,908	21,485	34,031
Sales and marketing expenses	26,299	28,879	25,786	28,707	29,729	31,309	33,342	35,973	35,436	31,396	32,663	34,246
General and administrative expenses	7,764	9,076	10,041	7,321	7,464	7,784	10,549	10,745	15,179	12,576	13,907	18,478
Total operating expenses	51,344	57,068	53,321	55,164	56,248	60,912	65,833	68,612	72,614	65,880	68,055	86,755
Operating income (loss) before finance expenses	(587)	(5,179)	2,548	20,551	(4,662)	(4,715)	(10,987)	728	(19,838)	18,224	21,541	6,266
Finance income (expenses), net	358	(2,354)	(664)	1,314	(1,215)	(482)	(1,050)	(645)	448	(654)	(844)	(1,703)
Income (loss) before income taxes	(229)	(7,533)	1,884	21,865	(5,877)	(5,197)	(12,037)	83	(19,390)	17,570	20,697	4,563
Provision for income taxes	(657)	(1,030)	(1,276)	(2,363)	(882)	(1,339)	(2,077)	(699)	(4,463)	(4,665)	(4,009)	(1,810)
Net income (loss)	$(886)	$(8,563)	$608	$19,502	$(6,759)	$(6,536)	$(14,114)	$(616)	$(23,853)	$12,905	$16,688	$2,753

Non-GAAP Reconciliations

The following table provides a reconciliation of Revenues to ex-TAC Gross Profit.
	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(U.S. dollars in thousands)	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Revenues	$204,744	$210,579	$222,718	$271,205	$250,247	$258,194	$274,467	$310,922	$279,346	$267,668	$290,585	$351,294
Traffic acquisition cost	143,508	146,543	155,102	182,567	184,777	185,746	202,987	224,491	210,378	168,783	186,288	241,092
Other cost of revenues	10,479	12,147	11,747	12,923	13,884	16,251	16,634	17,091	16,192	14,781	14,701	17,181
Gross Profit	50,757	51,889	55,869	75,715	51,586	56,197	54,846	69,340	52,776	84,104	89,596	93,021
Add back: Other cost of revenues	10,479	12,147	11,747	12,923	13,884	16,251	16,634	17,091	16,192	14,781	14,701	17,181
ex-TAC Gross Profit	$61,236	$64,036	$67,616	$88,638	$65,470	$72,448	$71,480	$86,431	$68,968	$98,885	$104,297	$110,202

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(U.S. dollars in thousands)	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Net income (loss)	$(886)	$(8,563)	$608	$19,502	$(6,759)	$(6,536)	$(14,114)	$(616)	$(23,853)	$12,905	$16,688	$2,753
Adjusted to exclude the following:
Financials expenses (income), net	(358)	2,354	664	(1,314)	1,215	482	1,050	645	(448)	654	844	1,703
Tax expenses	657	1,030	1,276	2,363	882	1,339	2,077	699	4,463	4,665	4,009	1,810
Depreciation and amortization	8,496	9,747	9,069	7,960	9,075	10,041	10,351	9,897	9,751	9,076	8,021	7,109
Share-based compensation expenses	3,065	2,999	1,779	2,608	1,468	2,184	2,370	2,227	2,270	2,223	6,520	17,264
M&A costs (1)	-	-	-	-	-	185	3,202	2,718	6,097	5,342	3,973	2,354
Revaluation of contingent liability	882	1,425	1,148	421	-	-	-	-	-	-	-	-
Adjusted EBITDA	$11,856	$8,992	$14,544	$31,540	$5,881	$7,695	$4,936	$15,570	$(1,720)	$34,865	$40,055	$32,993

(1)	Costs primarily related to the proposed strategic transaction with Outbrain Inc., which we elected not to consummate.

The following table provides a  reconciliation of the ratio of  Net income (loss) to Gross profit to the Ratio of Adjusted EBITDA to ex-TAC Gross Profit.

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(U.S. dollars in thousands)	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020

Gross profit	$50,757	$51,889	$55,869	$75,715	$51,586	$56,197	$54,846	$69,340	$52,776	$84,104	$89,596	$93,021
Net income (loss)	$(886)	$(8,563)	$608	$19,502	$(6,759)	$(6,536)	$(14,114)	$(616)	$(23,853)	$12,905	$16,688	$2,753
Ratio of Net income (loss) to Gross profit	(1.7)%	(16.5)%	1.1%	25.8%	(13.1)%	(11.6)%	(25.7)%	(0.9)%	(45.2)%	15.3%	18.6%	3.0%

ex-TAC Gross Profit	$61,236	$64,036	$67,616	$88,638	$65,470	$72,448	$71,480	$86,431	$68,968	$98,885	$104,297	$110,202
Adjusted EBITDA	$11,856	$8,992	$14,544	$31,540	$5,881	$7,695	$4,936	$15,570	$(1,720)	$34,865	$40,055	$32,993
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	19.4%	14.0%	21.5%	35.6%	9.0%	10.6%	6.9%	18.0%	(2.5)%	35.3%	38.4%	29.9%

The following table provides a reconciliation of Net cash provided by (used in) operating activity to Free Cash Flow.

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
(U.S. dollars in thousands)	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Net cash provided by (used in) operating activity	$25,597	$3,755	$18,031	$29,594	$(7,670)	$12,553	$12,920	$253	$11,008	$36,834	$33,777	$57,468
Purchases of property and equipment, including capitalized platform costs	(7,235)	(13,492)	(5,261)	(6,169)	(10,130)	(15,573)	(11,846)	(6,779)	(6,977)	(3,657)	(3,046)	(4,094)
Free Cash Flow	$18,362	$(9,737)	$12,770	$23,425	$(17,800)	$(3,020)	$1,074	$(6,526)	$4,031	$33,177	$30,731	$53,374

*About Non-GAAP Financial Information

This presentation  press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit and Free Cash Flow, which are non-GAAP financial measures.

We define Ex-TAC Gross Profit as gross profit plus other cost of revenues.

We define Adjusted EBITDA as net income before financial expenses (income), tax expenses, depreciation and amortization, shared-based compensation expenses and M&A costs.

We define Free Cash Flow as net cash provided (used in) operating expenses minus purchases of property and equipment, including capitalized platform costs.

We define Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We define Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit.

These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to the “Non-GAAP Reconciliations” tables above for reconciliations to the most directly comparable measures in accordance with GAAP.